UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AF 2019 NPL A LLC

File No. 024-10947 – CF#37330

AF 2019 NPL A LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on February 13, 2019.

Based on representations by AF 2019 NPL A LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 1A-6B   through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary